06017924

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail

SEC MAIL RECEIVED PROCESSING SECTION
OCT 23 2006
WASH. D.C. 213

16th October, 2006.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 9th October 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 16th October 2006 providing a trading update for the six months 30th September 2006.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

Enc.

10/31

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

News Release

FOR IMMEDIATE RELEASE

ER 06/88

16 October 2006

EMI Group provides trading update for the six months ended 30 September 2006, outlines strong second-half release schedule and confirms confidence in its expectations for the full year

EMI Group plc expects to report a decline in total revenues of approximately 3% on a constant currency basis for the six months to 30 September 2006. The year-on-year decline in revenues is due to the phasing of EMI Music's planned release schedule which, as previously indicated, has a greater weighting to the second half of the financial year than in prior years. After the impact of exchange rate movements over the period, group revenues are expected to decline by close to 5% on a reported basis.

Underlying profit before tax, amortisation and exceptional items (underlying PBT) is expected to be approximately £27m. The strength of upcoming releases, together with continuing strong momentum at EMI Music Publishing and further good progress on the cost savings initiatives announced in April 2006, give the Board confidence that the Group is on track to deliver results in line with its expectations for the full year.

EMI Music is expected to report a decline in revenues at constant currency of approximately 4% for the six months to 30 September 2006. Digital revenues continue to show strong growth and in the first half represented approximately 9% of divisional revenues. Top-selling releases over the period included new albums from international superstar Janet Jackson and local superstars Hikaru Utada, Chingy, Bob Seger, Trace Adkins, Underoath, Tiziano Ferro and Renaud. Of particular note was the strong contribution from breaking and developing acts, with successful new releases from Cherish, Letoya, Lily Allen, Jolin Tsai, 30 Seconds to Mars, The Red Jumpsuit Apparatus and on-going sales of albums from Corinne Bailey Rae, The Kooks and Diam's.

The impact on EMI Music's divisional profit from both lower revenues and the changed mix of releases as compared to the prior year, will be partly mitigated by progress on the cost savings initiatives announced in April 2006. The divisional operating margin is expected to be approximately 3% for the period to 30 September 2006.

EMI Music's planned release schedule for the remainder of the financial year to 31 March 2007 features an exciting line up of albums from long-established international and local superstars, as well as newly emerging global and local talent. The highlights include albums from Norah Jones, Robbie Williams, Keith Urban, Joss Stone, Dierks Bentley, RBD, Relient K, Tina Turner, All Saints, Vasco Rossi, Simon Webbe, Depeche Mode, Moby and a Beatles release which contains new music as featured in the highly acclaimed Cirque du Soleil show, 'Love', in Las Vegas. The planned artist releases, continued growth in digital revenues and delivery of the announced cost savings, are expected to drive strong growth in underlying revenues and profits in the second half of the financial year.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

On a constant currency basis, EMI Music Publishing is expected to report first half revenues in line with the prior year. Performance revenues exhibited particular strength, reflecting strong on-going chart share. The divisional operating margin is expected to increase to approximately 25%. We expect that EMI Music Publishing will continue to make good progress in the second half of the current financial year, with key releases from the likes of Sting, Kelly Clarkson, Fergie, Diddy, Scissor Sisters, Natasha Bedingfield, Kanye West and Daddy Yankee.

Notes:
All figures are at statutory rates unless otherwise stated.
All statements relating to profit refer to profit pre exceptional items, re-measurements and amortisation of music copyrights and intangibles.
This trading statement contains forward-looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries, sectors and markets in which the Group operates. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions because they relate to events and/or depend on circumstances that may or may not occur in the future and could cause actual results and outcomes to differ materially from those expressed in or implied by the forward-looking statements. Whilst it is believed that the expectations reflected in these statements are reasonable, no assurances can be given that the forward-looking statements in this trading statement will be realised.

ENQUIRIES

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959